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                              September 22, 2023

       Xiaofeng Ma
       Chief Executive Officer
       ATA Creativity Global
       c/o 1/F East Gate, Building No. 2, Jian Wai Soho
       No. 39 Dong San Huan Zhong Road
       Chao Yang District, Beijing 100022, China

                                                        Re: ATA Creativity
Global
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-33910

       Dear Xiaofeng Ma:

              We have reviewed your September 15, 2023 response to our comment letter and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 31, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 121

   1. We note your response to prior comment to 3. We also note that you identified Zhilei
                                                        Tong as a member of the
CCP but determined that he is not a CCP official. We also note from Item 6 that Mr.
Tong is the chairman and CEO of COL Digital Publishing Group
                                                        Co., Ltd. and from COL
Digital Publishing Group Co., Ltd.'s company website he is
                                                        currently listed as a
Deputy to the People   s Congress in Beijing. Please explain to us his
                                                        roles and
responsibilities as a Deputy and how you consider them in your determination.
 Xiaofeng Ma
FirstName LastNameXiaofeng Ma
ATA Creativity Global
Comapany 22,
September NameATA
              2023 Creativity Global
September
Page 2    22, 2023 Page 2
FirstName LastName
       Please contact Kyle Wiley at (202) 344-5791 or Andrew Mew at (202) 551-3377 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Disclosure Review
Program
cc:      Ning Zhang